

RCVR

Recover Health and Wellness LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $50,000

Offering End Date: January 9, 2025

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Recover Health and Wellness LLC

Founded: February 14, 2023

Address: 72-72 112th St, 3G
             Forest Hills, NY 11375

Industry: Fitness Center

Employees: 1

Website: https://www.myrecoverhealth.com/

Use of Funds Allocation:

If the maximum raise is met:

$47,000 (94.00%) – of the proceeds will go towards working capital- expansion of existing location
$3,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 887 Followers

SMBx



Business Metrics:

	FY23	YTD 9/30/2024
Total Assets	$2,688	$3,365
Cash & Cash Equivalents	$2,688	$3,365
Accounts Receivable	$0	$0
Short-term Debt	$125	$5,320
Long-term Debt	$0	$6,000
Revenue	$46,220	$44,578
Cost of Goods Sold	$0	$0
Taxes	$0	$0
Net Income	$38,413	$29,023

Recognition:

Recover Health and Wellness LLC (DBA Recover Health) believes in a balanced, sustainable approach to fitness, where recovery is just as important as training. They're here to solve the problem of burnout, injury, and ineffective training by providing their clients with the tools, knowledge, and support they need to achieve their personal best performances and longevity.

About:

Recover Health and Wellness LLC (DBA Recover Health) empowers runners and other active adults to achieve peak performance and stay injury-free through personalized training, recovery, and wellness services.

For more information, contact our Customer Support Team at support@thesmbx.com

